Nova Biosource Fuels, Inc.
2777 Allen Parkway, Suite 860
Houston, Texas 77019
Telephone: (713) 869-6682

November 22, 2006

Via EDGAR and Facsimile (202) 772-9368

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, DC 20549-7010
Attention: Ms. Jennifer Goeken

Re:                               Nova Biosource Fuels, Inc. (formerly Nova Oil, Inc.) (the “Company”),
Response Letter dated October 31, 2006
File No. 0-32531

Dear Ms. Goeken:

We are writing to revise and supplement our responses to your November 3, 2006 letter.  As we discussed on the telephone, in our letters of October 31, 2006 and November 3, 2006, we had stated that in our view no amendment of our Quarterly Reports on Form 10-QSB for the periods ended April 30, 2006 and July 31, 2006 would be required because the amount of the adjustment of share-based compensation expense that would have been reported was immaterial based on an analysis under SAB 99.  We have since determined that such analysis did not appropriately consider the impact of the vesting conditions of one of the stock option grants on the reported results of operations, and, accordingly, we have withdrawn such analysis.  When the impact of such vesting conditions was finally calculated pursuant to SFAS 123(R), the amount of share-based compensation expense to be recognized in the second quarter increased from approximately $94,000 to approximately $861,000.  In light of the quantitative impact to the Company’s results of operations, we are no longer of the view that such adjustment would be immaterial.

As we discussed on the telephone and reported in our amendments to such quarterly reports and in our Current Report on Form 8-K filed November 17, 2006, we also discovered that management had incorrectly determined the amount of share-based compensation expense to be recognized during the second and third quarters in connection with two stock option grants with performance vesting conditions and in connection with the modification of a stock option grant during the third quarter.  Therefore, in addition to amending the financial statements to address the matters previously discussed, we have also restated the financial statements for the second and third quarters to make such additional corrections, amended such quarterly reports and reported a material weakness in internal control over financial reporting for such periods.

In such amended filings, we reported a number of actions that have been taken to improve and remediate internal controls over financial reporting but reported that no changes in internal controls over financial reporting occurred during such periods.  We confirm to you that such changes in internal control over financial reporting occurred after the end of the third quarter.  On August 31, 2006, we standardized our procedures with respect to the approval and documentation of equity awards when our Compensation Committee, consisting solely of newly appointed independent directors, met to adopt a charter and to discuss the procedures for determining executive compensation and for approving equity awards under the Company’s 2006 Equity Incentive Plan.  In early October 2006, we retained an accounting consultant

Securities and Exchange Commission
November 22, 2006
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who is a retired partner of a major accounting firm to assist with unusual or complex accounting transactions.  On August 31, 2006, our Audit Committee, consisting solely of independent directors and including a director who meets the definition of an “audit committee financial expert,” met to adopt a revised Audit Committee Charter and to establish procedures for the review of the Company’s periodic reports to the SEC and the discussion of its contents with the Company’s independent registered public accounting firm.

We also confirm to you that in future filings the form of certification pursuant to Rule 13a-14 will be stated verbatim as provided in Item 601 of Regulation S-K.

* * *

We trust that the foregoing is responsive to the staff’s comments.  Should you have any additional questions or comments, please do not hesitate to contact the undersigned at (713) 869-6682 or Roger W. Bivans of Baker & McKenzie LLP at (214) 978-3095.

Very truly yours,

NOVA BIOSOURCE FUELS, INC.

By:	/s/ Leon van Kraayenburg
Leon van Kraayenburg
Vice President of Finance

	cc:	Ms. Jill S. Davis, United States Securities and Exchange Commission
Roger W. Bivans, Baker & McKenzie, LLP